Exhibit 99.1

Maris-Tech Announces Full Year 2024 Financial Results and Reports Record 51% Revenue Growth for 2024 with Improved Profitability

Revenues Increased by 51%, Gross Profit Increased by 82% and Net Loss Reduced by 54% for the Year Ended December 31, 2024

Rehovot, Israel, March 31, 2025 (GLOBE NEWSWIRE) -- Maris-Tech Ltd. (Nasdaq: MTEK, MTEKW) (“Maris-Tech” or the “Company”), a global leader in video and artificial intelligence (“AI”)- based edge computing technology, today announced its financial results for the full year ended December 31, 2024. The Company reported record revenues of approximately $6.1 million, an increase of 51% compared to approximately $4 million for the year ended December 31, 2023. Gross profit for the year ended December 31, 2024, grew by 82%, reaching approximately $3.5 million compared to approximately $1.9 million for the year ended December 31, 2023.

Mr. Israel Bar, Chief Executive Officer of Maris-Tech, said, “In 2024, we focused on new developments, strategic partnerships and expanding our presence in key markets. We strengthened our position in the defense sector, particularly in the miniature drone and unmanned aerial vehicles industry, and in armored vehicles and tanks. Among our key achievements, we launched the Uranus Drones – a miniature codec tailored for the drone industry – and introduced the Diamond System, which is already deployed in the battlefield, providing comprehensive protection for thousands of vehicles. We also increased our investment in marketing and business development in the United States, which has contributed to our accelerated growth.”

Financial Highlights

●	Revenues: Revenues for the year ended December 31, 2024, were approximately $6.1 million, an increase of 51% compared to approximately $4 million for the year ended December 31, 2023.

●	Gross Profit: Gross profit for the year ended December 31, 2024, was approximately $3.5 million, an increase of 82% compared to approximately $1.9 million for the year ended December 31, 2023.

●	Net Loss: Net loss for the year ended December 31, 2024, was approximately $1.2 million, a decrease of 54% compared to approximately $2.7 million for the year ended December 31, 2023.

●	Net Loss per Ordinary Share: Net loss per ordinary share for the year ended December 31, 2024, was approximately $0.16, a decrease of 53% compared to approximately $0.34 for the year ended December 31, 2023.

●	Cash, Cash Equivalents and Short-Term Bank Deposits: Cash and cash equivalents and short-term bank deposits as of December 31, 2024, were approximately $2.3 million, compared to approximately $5.2 million as of December 31, 2023.

●	Trade Receivables Balance: Increased to approximately $3.5 million as of December 31, 2024, compared to approximately $3.0 million as of December 31, 2023.

We expect that our existing cash and cash equivalents as of December 31, 2024, along with anticipated revenue from existing customers pursuant to existing orders and the availability of a $4 million line of credit, will be sufficient to fund our operations and meet our obligations for the next twelve months.

Year Ended 2024 Highlights

We strengthened our position in the defense and homeland security (“HLS”) markets, and accelerated revenue growth:

●	In January 2024, we secured a new purchase order for approximately $590,000 for an AI-based HLS and Defense Surveillance Application based on the Jupiter AI platform;

●	In February 2024, we received a purchase order for approximately $190,000 for a miniature low-power solution to enhance gun sight capabilities in tactical applications;

●	In February 2024, we received a repeat purchase order for approximately $600,000 with an option to increase the purchase order to approximately $730,000 to provide armored and autonomous vehicles with enhanced situational awareness;

●	In April 2024, we secured a new purchase order for $415,800 for a defense solution based on our Jupiter Nano platform;

●	In April 2024, we received a new purchase order for approximately $110,000 for a novel miniature intelligence-gathering product based on the Maris platform technology;

●	In June 2024, we received a new purchase order for $225,000 from Aero Sol military drone manufacturer for our Uranus-Drones solution;

●	In June 2024, we secured a repeat purchase order for approximately $957,000 for our situational awareness solution for Armored Vehicles;

●	In August 2024, we secured a $700,000 purchase order for innovative AI-Based Video Distribution Solution; and

●	In December 2024, we secured a $1 million purchase order from a U.S. repeat customer in the HLS industry for our advanced Jupiter-based video solution.

Strategic Partnerships

●	In March 2024, we entered into a collaboration agreement with Renesas Electronics Corporation, one of the world’s largest semiconductor manufacturers, and we were accepted into the Renesas’ Preferred Partner Program; and

●	In June 2024, we entered into a collaboration agreement with LightPath Technologies, Inc. (Nasdaq: LPTH) (“LightPath”) for AI-Ready Infrared Cameras, providing AI accelerated hardware, software and algorithms for LightPath’s infrared cameras.

New Products & Developments

●	In February 2024, we launched Emerald, a Jupiter-based multiple-channel high-definition and standard-definition raw video recording platform especially designed for defense armored vehicles;

●	In July 2024, we unveiled Diamond – a revolutionary defense 360° 3D Situational Awareness Solution for armored fighting vehicles;

●	In September 2024, we announced that our Amethyst Edge Computing video solution now supports 5G, enabling ultra-speed and high data transfer;

●	In September 2024, we enhanced our Diamond platform ability to combat airborne threats with Diamond Ultra; and

●	In December 2024, we completed the development of Uranus-Drones technology, which is now available for large-scale delivery.

Expanded Global Awareness

Maris-Tech strengthened our presence in the U.S. with the engagement of new sales representatives and increased participation in international defense and technology exhibitions, showcasing the Company’s cutting-edge solutions to a global audience.

Backlog and Outlook

Our backlog as of January 1, 2025, was approximately $9.8 million, which represents an increase from our backlog as of January 1, 2024, of approximately $9.76 million. Our backlog, as of March 28, 2025, was approximately $9.9 million.

We define backlog as the accumulation of all pending orders with a later fulfillment date for which revenue has not been recognized, and we consider valid. The backlog consists of executed purchase orders from new customers and existing customers with which we have had long standing relationships and from governmental agencies.

Mr. Bar concluded, “We remain committed to driving long-term growth by focusing on strategic innovation, expanding our market presence, and strengthening our relationships with global defense and homeland security customers. We believe that our pipeline of opportunities and strong order backlog position us well for continued growth in 2025 and beyond.”

About Maris-Tech Ltd.

Maris-Tech is a global leader in video and AI-based edge computing technology, pioneering intelligent video transmission solutions that conquer complex encoding-decoding challenges. Our miniature, lightweight, and low-power products deliver high-performance capabilities, including raw data processing, seamless transfer, advanced image processing, and AI-driven analytics. Founded by Israeli technology sector veterans, Maris-Tech serves leading manufacturers worldwide in defense, aerospace, Intelligence gathering, homeland security (HLS), and communication industries. We’re pushing the boundaries of video transmission and edge computing, driving innovation in mission-critical applications across commercial and defense sectors.

For more information, visit https://www.maris-tech.com/

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe the Company’s future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect”,” “may”, “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, the Company is using forward-looking statements when it is discussing: its growth in 2025 and beyond; expanding its market presence; strengthening its relationships with global defense and homeland security customers; future pipeline and opportunities; its backlog and the anticipated fulfillment of that backlog; the demand for its defense and AI-powered solutions; expanding its presence in key markets; and its position in the defense sector, particularly in the miniature drone and unmanned aerial vehicles industry, and in armored vehicles and tanks. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control. The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause the Company’s actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: the Company’s ability to successfully market its products and services, including in the United States; the acceptance of its products and services by customers; its continued ability to pay operating costs and ability to meet demand for its products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; its ability to successfully develop new products and services; its success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; its ability to comply with applicable regulations; and the other risks and uncertainties described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on March 28, 2025, and its other filings with the SEC. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations:

Nir Bussy, CFO
Tel: +972-72-2424022
Nir@maris-tech.com

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